EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions, except share and per share data)

		2005	2004	2003	2002	2001
1. NET INCOME AS A PERCENT TO SALES
A	Net (loss) / income	$(123.7)	$6.2	$51.8	$52.1	$5.6
B	Net Sales	$527.7	$468.1	$443.1	$433.6	$414.1
A% of B		(23.4%)	1.3%	11.7%	12.0%	1.4%

2. EFFECTIVE INCOME TAX RATE
C	Income Taxes	$4.2	$20.1	$23.2	$23.0	$14.0
D	(Loss) / income before Income Taxes	$(118.1)	$32	$77.3	$74.6	$20.2
C% of D		(3.6%)	62.8%	30.0%	30.8%	69.3%

3. CURRENT RATIO
E	Current Assets	$239.8	$199.6	$178.9	$171.8	$238.3
F	Current Liabilities	$140.5	$169.4	$112.8	$187.6	$235.3
E:F		1.7	1.2	1.6	0.9	1.0

4. EARNINGS PER SHARE
G	Net (loss) / income	$(123.7)	$6.2	$51.8	$52.1	$5.6
H	Basic shares outstanding	12,368	12,345	11,925	11,817	11,764
I	Diluted shares outstanding	12,368	12,989	12,554	12,557	12,501
G/H	Basic earnings per share	$(10.00)	$0.50	$4.34	$4.41	$0.48

G/I	Diluted earnings per share	$(10.00)	$0.48	$4.13	$4.15	$0.45

Shares in thousands, earnings per share in dollars.

5. WORKING CAPITAL
J	Current Assets	$239.8	$199.6	$178.9	$171.8	$238.3
K	Current Liabilities	140.5	169.4	112.8	187.6	235.3
L	Current Portion of Long-Term Debt	14.5	30.2	1.7	56.8	65.1
J-K+L	Working Capital	$113.8	$60.4	$67.8	$41.0	$68.1